UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 12, 2025, C3is Inc. (the “Company”) completed a registered offering (the “Offering”) of 7,500,000 units, consisting of (a) 1,700,000 common units (“Common Units”), each Common Unit consisting of one common share, par value $0.01 per share, of the Company (“Common Share”), one Class D Warrant to purchase one Common Share or otherwise such greater number of Common Shares, up to 26,162,790, as determined under the automatic adjustment feature of the Class D Warrant (“Class D Warrant”), and one Class E Warrant exercisable for that number of Common Shares, up to 18,662,790, determined in accordance with the adjustment formula of the Class E Warrant (“Class E Warrant”), and (b) 5,800,000 pre-funded units (“Pre-Funded Units”), each Pre-Funded Unit consisting of one pre-funded warrant to purchase one Common Share at an exercise price of $0.00001 per Common Share, one Class D Warrant and one Class E Warrant.

The aggregate gross proceeds to the Company from the Offering, before deducting placement agent fees and other expenses payable by the Company, were approximately $9.0 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agent Agreement, dated December 11, 2025, by and between the Company and Aegis Capital Corp.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the form of Class D Warrant.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class E Warrant.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-funded Warrant.

Each Class D Warrant is exercisable upon issuance and expires five years after the issuance date. The initial exercise price of the Class D Warrants is $1.20. On the 10th trading day following the closing of this offering, the exercise price of the outstanding Class D Warrants will automatically reset to the “Adjustment Price,” which shall be the greater of (i) the Floor Price (as defined below) based on the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)(1)(A), which is as the lower of the most recent Nasdaq Official Closing Price for the Common Shares and the average of the Nasdaq Official Closing Price of the Common Shares over the last five trading days) immediately preceding the pricing of this offering, which equals $0.344, or (ii) the lesser of (x) the then exercise price and (y) the lowest daily volume-weighted average price (“VWAP”) of the Common Shares during such 10 trading days period (the “Adjustment Period”), and the number of Common Shares underlying the then-outstanding Class D Warrants will be proportionally increased such that the then aggregate exercise price of all such Class D Warrants based on the Adjustment Price, equals the aggregate exercise price of all such Class D Warrants on the original issuance date that remain outstanding. The “Floor Price” equals 20% of the most recent Nasdaq Minimum Price of the Common Shares immediately prior to the applicable date of determination. Five trading days after the six-month anniversary of the closing of this offering and after every six-month anniversary thereof, the exercise price of the then-outstanding Class D Warrants will be automatically adjusted to equal the greater of (i) the Floor Price based on the Nasdaq Minimum Price as of the date of the applicable six-month anniversary or (ii) the lesser of (x) the then exercise price and (y) the lowest daily VWAP during such five-trading-day period, with the number of Common Shares underlying the then-outstanding Class D Warrants remaining unchanged.

Each Class E Warrant is immediately exercisable upon issuance at an exercise price of $0.00001 per share with no expiration. The number of Common Shares issuable upon the exercise of the Class E Warrants is initially zero. Following the Adjustment Period, the number of Common Shares underlying each Class E Warrant will be automatically increased so that each holder of Class E Warrants will, after the adjustment and upon full exercise of the Class E Warrant, receive a number of Common Shares equal to (A) the aggregate purchase price such holder paid for the units in this offering divided by the Adjustment Price minus (B) the number of Common Shares issued to such holder as part of the units purchased in this offering.

A detailed description of the Class D, Class E and Pre-funded Warrants is set forth under the heading “Description of Securities We Are Offering” in the Prospectus filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 11, 2025, which is qualified by reference to the forms of such warrants which are filed as exhibits to this report.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

EXHIBIT INDEX

1.1	Placement Agent Agreement, dated December 11, 2025, by and between the Company and Aegis Capital Corp.

4.1	Form of Class D Warrant

4.2	Form of Class E Warrant

4.3	Form of Pre-funded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer